

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 4, 2024

Kin Wai Ho
Chief Executive Officer
Primech Holdings Ltd
23 Ubi Crescent
Singapore 408579

  Re: Primech Holdings Ltd
    Draft Registration Statement on Form F-1
    Submitted on May 17, 2024
    CIK No. 0001891944

Dear Kin Wai Ho:

  This is to advise you that we do not intend to review your registration statement.

  We request that you publicly file your registration statement no later than 48 hours prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  Please contact Scott Anderegg at 202-551-3342 with any questions.

      Sincerely,

      Division of Corporation Finance
      Office of Trade & Services